VALNEVA SE
Campus Bio-Ouest | 6, Rue Alain Bombard
44800 Saint-Herblain, France

Valneva Announces the Success of its Private Placement Raising approximately €60 Million

Saint-Herblain (France), September 13, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) (“Valneva” or the “Company”), a specialty vaccine company, today announces the successful pricing of its Private Placement (as defined below) for a final amount of €61,180,000.
Peter Bühler, Valneva’s Chief Financial Officer, commented, “We would like to thank our existing shareholders for their continued support, as well as the new healthcare specialist investors joining us through this raise. In addition to supporting our current commercial and R&D activities, this additional capital will give us greater flexibility to invest in our future growth, including in the Shigella vaccine program for which we recently acquired an exclusive worldwide license”.
Context of the Offering
The Issuer intends to use the net proceeds of the Private Placement primarily to fund the continuing development of the Company’s clinical programs which include notably the Phase 3 pediatric and Phase 4 programs for the chikungunya vaccine as well as the anticipated Phase 2 programs for the Shigella and Zika vaccine candidates. A portion of the net proceeds will also be used for the further commercialization of the Company’s existing chikungunya vaccine, IXCHIQ®, to fund the acceleration of the Company’s pre-clinical research and development activities and for general corporate purposes. Valneva believes this new funding will provide greater flexibility to invest in its future growth, including in its Shigella vaccine program for which it recently obtained an exclusive worldwide license.
The Company believes it will have sufficient resources to finance its operational business, excluding debt repayment, until potential milestone and commercial revenues from its program against the Lyme disease enable the Company to operate in a sustained profitable way.
Conclusion of the Lyme disease VALOR Phase trial 3 is still expected by the end of 2025, with the aim for Pfizer to submit a Biologic License Application (BLA) to the Food and Drug Administration and a Marketing Authorization Application (MAA) to the European Medicine Agency in 2026, subject to positive data.
At the end of June 2024, the Company’s debt amounted to $200 million. Reimbursements of the first $100 million tranche will start in January 2026 and mature in the first quarter of 2027. Reimbursements of the second $100 million tranche will start in the first quarter of 2027 and mature in the fourth quarter of 2028.
Terms of the Private Placement
A total of 23,000,000 new ordinary shares (the “Offer Shares”), each with a nominal value of €0.15, have been issued at a price of €2.66 each, without shareholders’ preferential subscription rights, (i) to a limited number of institutional investors within the United States, or that are U.S. persons (as defined in Regulation S (“Regulation S”) of the Securities Act of 1933, as amended
September 13, 2024 VALNEVA SE

(the “Securities Act”)) who have represented that they are qualified institutional buyers (as defined in Rule 144A under the Securities Act) in an offering exempt from registration under Section 4(a)(2) of the Securities Act, and (ii) outside of the United States to non-U.S. persons in an offering exempt from registration under Regulation S, in the European Union (including France) to qualified investors within the meaning of Article 2(e) of Regulation 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”) and outside of the European Union (with the exception of the United States, Australia and Japan), in each case for the benefit of categories of investors defined by the 33rd resolution of the Company’s combined ordinary and extraordinary general shareholders’ meeting of 26 June 2024 (“General Meeting”) (the “Private Placement”).
Dilution
The Offer Shares represent 16.5% of the Company’s share capital on a non-diluted basis prior to the completion of the Private Placement and 14.2% of the Company’s share capital on a non-diluted basis following the Private Placement. By way of illustration a shareholder holding 1% of the share capital of the Company prior to the launch of the Private Placement will now hold an interest of 0.86%.
Breakdown of the share capital before the Private Placement

Shareholder	Shares	% Capital	Voting Rights	% of Voting Rights
Groupe CDC	13,539,703	9.72%	22,159,181	14.21%
Pfizer Inc.	9,554,395	6.86%	9,549,761	6.13%
Groupe Grimaud La Corbière	6,744,702	4.84%	12,949,533	8.31%
Polar Capital	5,423,702	3.89%	5,423,702	3.48%
Free Float	104,014,399	74.68%	105,812,191	67.87%
Total	139,276,901	100.00%	155,894,368	100.00%

Breakdown of the share capital after the Private Placement

Shareholder	Shares	% Capital	Voting Rights	% of Voting Rights
Groupe CDC	14,089,703	8.68%	22,709,181	12.69%
Pfizer Inc.	9,554,395	5.89%	9,549,761	5.34%

Polar Capital	8,123,702	5.01%	8,123,702	4.54%
Groupe Grimaud La Corbière	6,744,702	4.16%	12,949,533	7.24%
Braidwell LP	5,400,000	3.33%	5,400,000	3.02%
Free Float	118,364,399	72.94%	120,162,191	67.17%
Total	162,276,901	100.00%	178,894,368	100.00%
Admission to trading of the Offer Shares
The settlement and delivery of the Offer Shares to be issued in the Private Placement and their admission to trading on the regulated market of Euronext Paris (“Euronext Paris”) are expected on September 17, 2024. Other than being “restricted securities” in the United States, the Offer Shares will be of the same category and fungible with the existing ordinary shares, will be entitled to all rights associated with the existing ordinary shares and will be admitted to trading on Euronext Paris under the same ISIN as the existing ordinary shares: ISIN FR0004056851.
Lock-Up Commitments
In connection with the Private Placement, the Company, members of the management and of the Board of Directors have signed a lock-up commitment pursuant to which they have each agreed to a lock-up period of 90 days following the settlement and delivery of the Private Placement, subject to certain customary exceptions.
Financial Intermediaries
Jefferies GmbH and Bryan, Garnier & Co are acting as Joint Global Coordinators and Joint Bookrunners in connection with the Private Placement.
Risk Factors
Attention is drawn to the risk factors associated with the Company and its activity presented in section 1.5 of the universal registration document registered with the French Financial Market Authority (Autorité des Marchés Financiers) (the “AMF”) on March 22, 2024 under number D.24-0157 as updated in chapter I.5 of the Company’s interim financial report for the first half of 2024 published and filed with the AMF on August 13, 2024, which are available free of charge on the Company’s website (https://valneva.com/investors). The occurrence of all or part of these risks could have a negative impact on the Company’s activity, financial situation, results, development or outlook.
Additionally, investors are invited to consider the following risks specific to this Private Placement: (i) the market price of the Company’s shares may fluctuate and fall below the subscription price of the Offer Shares, (ii) the volatility and liquidity of the Company’s shares may fluctuate significantly, (iii) sales of the Company’s shares may take place on the market and have a negative impact on the market price of its shares,(iv) the Company’s shareholders could suffer potentially significant dilution resulting from any future capital increases required to provide the Company with additional financing and (v) the Company has broad discretion in the use of the net proceeds from the Private Placement.
Prospectus
The Private Placement is not subject to a prospectus requiring an approval from the AMF.
About Valneva
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements

This press release contains certain forward-looking statements concerning the Private Placement, including the anticipated use of proceeds from the Private Placement, the anticipated dates of the pricing and closing of the Private Placement, the admission of the Offer Shares to trading on Euronext Paris and potential dilution to existing investors. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. Such forward-looking statements are based on assumptions that the Company considers to be reasonable as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of the Company could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection, as well as the risks set forth in section 1.5 of the universal registration document registered with the French Financial Market Authority (Autorité des Marchés Financiers) (the “AMF”) under number D.24-0157 on March 22, 2024 (copies of which are available on the Company’s website) as updated in chapter I.5 of the Company’s interim financial report for the first half of 2024 published and filed with the AMF on August 13, 2024 and the Company’s filings with the SEC and to the development of economic conditions, financial markets and the markets in which the Company operates. The forward-looking statements contained in this press release are also subject to risks not yet known to the Company or not currently considered material by the Company. The occurrence of all or part of such risks could cause actual results, financial conditions, performance or achievements of the Company to be materially different from such forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. These forward-looking statements are given only as of the date of this press release and Valneva expressly declines any obligation or commitment to publish updates or corrections of the forward-looking statements included in this press release in order to reflect any change affecting the forecasts or events, conditions or circumstances on which these forward-looking statements are based. Any information relating to past performance contained herein is not a guarantee of future performance. Nothing herein should be construed as an investment recommendation or as legal, tax, investment or accounting advice.

Importance notice

This press release may not be published, distributed or released in the United States, Australia, or Japan. The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No communication and no information in respect of the Private Placement may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The issuance by the Company or the subscription of the Offer Shares may be subject to legal and regulatory restrictions in certain jurisdictions. The Company and its advisors take no responsibility for any violation of any such restriction by any person.

This press release is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended (the “Prospectus Regulation”) and of Regulation (EU) 2017/1129 as it forms part of the United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK Prospectus Regulation”).

This press release is not an offer to the public other than to qualified investors, or an offer to subscribe or designed to solicit interest for purposes of an offer to the public other than to qualified investors in any jurisdiction, including France.

European Economic Area

With respect to the member States of the European Economic Area (each, a “Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the securities requiring publication of a prospectus in any relevant Member State, including France and Germany. As a result, the securities may only be offered in relevant Member States (i) to qualified investors, as defined by the Prospectus Regulation; or (ii) in any other circumstances, not requiring the Company to publish a prospectus as provided under Article 3(2) of the Prospectus Regulation. These selling restrictions with respect to Member States apply in addition to any other selling restrictions which may be applicable in any Member State.

United Kingdom

With respect to the United Kingdom, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus. As a result, the securities may and will be offered only (i) to qualified investors within the meaning of the UK Prospectus Regulation, (ii) to fewer than 150 individuals or legal entities (other than qualified investors as defined in the UK Prospectus Regulation, or (iii) in accordance with the exemptions set forth in Article 1 (4) of the UK Prospectus Regulation or under any other circumstances which do not require the publication by Valneva SE of a prospectus pursuant to Article 3 of the UK Prospectus Regulation.

The distribution of this press release has not been made, and has not been approved, by an “authorised person” within the meaning of Article 21(1) of the Financial Services and Markets Act 2000. As a consequence, this press release is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant

Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

United States

This press release does not constitute or form part of any offer of securities for sale or any solicitation to purchase or to subscribe for securities or any solicitation of sale of securities in the United States. The securities referred to herein have not been and will not be registered under the Securities Act or the law of any State or other jurisdiction of the United States, and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Valneva SE does not intend to register all or any portion of the securities in the United States under the Securities Act or to conduct a public offering of the securities in the United States. The Offer Shares are being offered and sold (i) within the United States and to “U.S. persons” (as defined in Regulation S) only on a private placement basis to a limited number of institutional investors that are ”qualified institutional buyers” as defined in Rule 144A of the Securities Act and (ii) outside the United States in accordance with Regulation S.

Australia and Japan

This announcement may not be published, forwarded or distributed, directly or indirectly, in Australia or Japan.

The distribution of this press release in certain countries may constitute a breach of applicable law.